UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form N-SAR

For Period Ended: August 31, 2013

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Full Name of Registrant:  Broadcast Live Digital Corp.

Former Name if Applicable: Brookfield Resources, Inc.

Address of Principal Executive Office

Street and Number:	5045 Orbitor Dr., Bldg. 10, Suite 2400
City, State and Zip Code:	Mississauga, Ontario, Canada L4W 4Y$

PART II
RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or     expense;

[  ]

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, I I -K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]

(c)

The accountant's statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

The Registrant is unable to file its Annual Report on Form 10-K for the period ending August 31, 2013 because of delays in the completion of its financial statements and related portions of the Form 10-K, which delays could not be eliminated by the Registrant without unreasonable effort and expense.

PART IV
OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Peter DiMurro	877	216-9568
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s). [X] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Broadcast Live Digital Corp.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 27, 2013

By:  /s/ Peter DiMurro

Name:  Peter DiMurro

Title: Chief Executive Officer

2